UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

SMF Energy Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
78453M 109
(CUSIP Number)
Damarie Cano
8567 Coral Way, #138
Miami, FL 33155
(305) 228-3020
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78453M 109

1	NAMES OF REPORTING PERSONS Active Investors II, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		200,868

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		200,868

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	200,868

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	78453M 109

1	NAMES OF REPORTING PERSONS Active Investors III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		201,252

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		201,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	201,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	78453M 109

1	NAMES OF REPORTING PERSONS Fundamental Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		402,120

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		402,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	402,120

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.70%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of SMF Energy Corporation (the “Company”), and amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2008 and amended on February 18, 2010, by furnishing the information set forth below. Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented or superseded by information contained in this Schedule 13D/A.
Item 5. Interest in Securities of the Issuer
The following information amends and restates in its entirety the information previously provided in Item 5.
(a)-(b)
As of the date of the filing of this Schedule 13D/A, Active II is deemed to beneficially own 200,868 shares of Common Stock. Active II’s beneficial ownership represents 2.35% of the issued and outstanding Common Stock. Active II has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 200,868 shares of Common Stock. Active II has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 0 shares of Common Stock.
As of the date of the filing of this Schedule 13D, Active III is deemed to beneficially own 201,252 shares of Common Stock. Active III’s beneficial ownership represents 2.35% of the issued and outstanding Common Stock. Active III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 201,252 shares of Common Stock. Active III has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 0 shares of Common Stock.
As of the date of the filing of this Schedule 13D, Fundamental Management Corporation (“Fundamental”), in its capacity as the sole general partner of Active II and Active III, is deemed to beneficially own 402,120 shares of Common Stock of the Company. Fundamental’s beneficial ownership represents 4.70% of the issued and outstanding Common Stock of the Company. Fundamental has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 402,120 shares of Common Stock. Fundamental has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 0 shares of Common Stock.
(c) On April 30, 2010, Active II and Active III each sold 175,000 shares of Common Stock in a private transaction to an investor at a price per share of $1.65.
Except as otherwise disclosed in this Amendment or the Schedule 13D, there have been no other transactions in the securities of the Company by the Filing Persons.
(d) Not applicable.
(e) On April 30, 2010, following the sale of the shares of Common Stock described above in paragraph (c), the Filing Persons ceased to be the beneficial owner of more than five percent of the Common Stock.
Item 7. Material to be Filed as Exhibits
The following documents are filed as exhibits to this Schedule 13D/A:
Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 18, 2010

ACTIVE INVESTORS II, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

ACTIVE INVESTORS III, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

FUNDAMENTAL MANAGEMENT CORPORATION
By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

EXHIBITS
Exhibit A: Joint Filing Statement

Exhibit A
Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 18th day of May, 2010.

ACTIVE INVESTORS II, LTD.
By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

ACTIVE INVESTORS III, LTD.
By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

FUNDAMENTAL MANAGEMENT CORPORATION
By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer